Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

        Vasogen's VP025 Reverses Age-Related Memory & Learning Impairment
                              in Preclinical Model

  - Research Presented at Federation of European Neuroscience Societies Forum -

Toronto, Ontario (July 12, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a research and development company focused on immune modulation therapies targeting the chronic inflammation underlying cardiovascular and neurological disorders, today announced the presentation of preclinical research demonstrating the ability of VP025, the Company's lead drug candidate for the treatment of neuroinflammatory disease, to reverse a key measure of the memory and learning impairment associated with aging. These new findings were presented today by Professor Marina Lynch, PhD, Department of Physiology, Trinity College, Dublin, Ireland at the Fourth Federation of European Neuroscience Societies Forum in Lisbon, Portugal.

"The ability to improve an established loss of memory and learning function would be a major breakthrough in the treatment of a number of debilitating age-related diseases," stated Dr. Anthony Bolton, Vasogen's Chief Scientist. "While current therapies for neuroinflammatory disorders such as Alzheimer's at best only slow the progression of disease, our preclinical results presented today demonstrate the potential of VP025 to actually reverse the impairment of memory and learning function associated with aging."

The persistent enhancement of the synaptic response in a specific neural pathway in the hippocampus (the area of the brain responsible for memory and learning) is described by long term potentiation (LTP). LTP is considered to be a key physiological mechanism involved in memory and learning function and becomes impaired with aging. This impairment is associated with an increase in markers of inflammation, including interleukin-1 a (IL-1a) and activation of c-Jun N-terminal kinase (JNK). The results presented today demonstrate that VP025 reverses the impairment in LTP in aged animals and significantly reduces concentrations of IL-1a and activated JNK in the hippocampus. These benefits of VP025 were also associated with a significant increase in the cell survival factor, phosphorylated extracellular regulated kinase (p-ERK), which supports the hypothesis that the age-related increase in IL-1a and JNK activity lead to the inhibition of LTP, and that VP025 treatment reverses this.

VP025 is one of a series of structurally related drugs that are designed to interact with immune cells leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of certain chronic neuroinflammatory disorders. Neurological conditions that are associated with an inflammatory response in the nervous system include Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease). These indications are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.


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About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs, which includes VP025, designed to interact with APCs to regulate cytokine levels and control inflammation.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.